SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                              Commission File Number 0-15011


Measurex Data Measurement Corporation formerly known as Data Measurement Corporation
     (Exact Name of Registrant as specified in its Charter)

15884 Gaither Drive, Gaithersburg, Maryland 20877              (301) 948-2450

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock

    (Title of each class of securities covered by this Form)

                               None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an "X" in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)[ x ]      Rule 12h-3(b)(1)(ii)[    ]
     Rule 12g-4(a)(1)(ii)[    ]    Rule 12h-3(b)(2)(i)[    ]
     Rule 12g-4(a)(2)(i)[    ]     Rule 12h-3(b)(2)(ii)[    ]
     Rule 12g-4(a)(2)(ii)[    ]    Rule 15d-6     [    ]
     Rule 12h-3(b)(1)(i)[    ]

Approximate number of holders of record as of the certification or notice date:
       One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Measurex Data Measurement Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: February 20, 1996             BY: /S/ Frederick S. Rolandi
                                     Its:   Vice President and Chief
                                            Financial Officer